EXHIBIT 99.1

O2Micro Increases Revenue Forecast for the Third Quarter of 2020 and Schedules Announcement of Results

GEORGE TOWN, Grand Cayman, Oct. 05, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the 2020 Q3 revenue forecast to be in the $22 million range.

Financial results for the third quarter ending Sept 30th, 2020 will be announced on October 30th 2020 and will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code: 5174504

Participants, Int'l Toll: +1 334-777-6978
Participants, US/CAN: 800-367-2403

The Call-in Audio Replay will be available following the call from Oct 30th 12:00PM Eastern Time (US & Canada) through November 12th 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljNTNGRllxYjNYZzdMcGZtczE5Zy9XNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlQ4TjNLZjdvUUtpOG9iMGJrNDF0enVnPT0=

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for Consumer, Industrial, and Automotive markets. Products include Backlighting, Battery Management and Power Management.
The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com